

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail
Alan Krock
Chief Financial Officer
Invensense, Inc.
1745 Technology Drive
San Jose, CA 95110

     Re: Invensense Inc.
               Form 10-K for the Fiscal Year Ended March 31, 2013
               Filed June 14, 2013
               File No. 001-35269

Dear Mr. Krock:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Brian Cascio

               Brian Cascio
               Accounting Branch Chief